Exhibit 99.2

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	48,009	38,435	37,978	86,444	75,185	153,851
2	Cost of revenues	20,389	18,576	17,081	38,965	33,560	70,421
3	Gross profit (1 - 2)	27,620	19,859	20,897	47,479	41,625	83,430
4	Selling, general and administrative expenses	16,777	12,065	12,372	28,842	24,478	48,890
5	Research and development expenses	3,662	3,609	4,120	7,271	8,277	15,607
6	Other income, net	(135)	(3,759)	(641)	(3,894)	(944)	(1,955)
	Total operating expenses	20,304	11,915	15,851	32,219	31,811	62,542
7	Results from operating activities [(3) - (4 + 5 + 6)]	7,316	7,944	5,046	15,260	9,814	20,888
	Finance income	535	690	833	1,225	1,184	2,280
	Finance expense	(304)	(297)	(208)	(601)	(403)	(1,163)
8	Finance (expense)/income, net	231	393	625	624	781	1,117
9	Share of profit of equity accounted investees, net of tax	117	163	109	280	192	438
10	Profit before tax (7 + 8 + 9)	7,664	8,500	5,780	16,164	10,787	22,443
11	Tax expense/(benefit), net	(3,261)	1,872	742	(1,389)	1,188	3,648
12	Profit for the period / year (10 -11)	10,925	6,628	5,038	17,553	9,599	18,795
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	65.93	39.98	30.35	105.90	57.83	113.28
	Diluted earnings per share of Rs.5/- each	65.82	39.91	30.31	105.71	57.76	113.09
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,502	5,933	7,657	14,435	14,552	29,925
	b) Global Generics	32,816	32,982	30,536	65,798	61,172	122,903
	c) Proprietary Products	7,425	281	776	7,706	1,502	4,750
	d) Others	661	633	637	1,294	1,073	2,058
	Total	49,404	39,829	39,606	89,233	78,299	159,636
	Less: Inter-segment revenues	1,395	1,394	1,628	2,789	3,114	5,785
	Net revenue from operations	48,009	38,435	37,978	86,444	75,185	153,851

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,750	325	1,697	2,075	2,882	6,128
	b) Global Generics	18,200	19,007	18,111	37,207	36,867	71,924
	c) Proprietary Products	7,298	207	653	7,505	1,247	4,182
	d) Others	372	320	436	692	629	1,196
	Total	27,620	19,859	20,897	47,479	41,625	83,430
	Less: Selling and other un-allocable expenditure, net of other income	19,956	11,359	15,117	31,315	30,838	60,987
	Total profit before tax	7,664	8,500	5,780	16,164	10,787	22,443

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1

The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 31 October 2019 and approved by the Board of Directors of the Company at their meeting held on 1 November 2019. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2

Effective 1 April 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of IFRS 16, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with the U.S. FDA, a re-inspection would be conducted for the site.

4

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “Selling, general and administrative expenses”.

6

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

7

"Other income, net" for the quarter ended 30 June 2019 includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

8

During the quarter ended 30 June 2019, the Company recognised an amount of Rs. 392 million, representing its share of dividend declared by the equity accounted investee, Kunshan Rotam Reddy Pharmaceutical Company Limited. The amount of dividend is adjusted against the carrying amount of investment in the consolidated balance sheet.

9

Other income for the quareter ended 30 September 2018 includes gain of Rs.464 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

10	The results for the quarter and half year ended 30 September 2019 were subjected to a "Limited Review". An unqualified report was issued thereon.

11	Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
	30.09.2019	31.03.2019
Particulars	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	3,012	2,228
Other investments	25,540	22,529
Trade and other receivables	40,698	39,869
Inventories	35,033	33,579
Derivative financial instruments	423	360
Current tax assets	2,951	3,400
Other current assets	12,428	12,536
Total current assets	120,085	114,501
Non-current assets
Property, plant and equipment	53,008	54,088
Goodwill	3,891	3,902
Other intangible assets	40,449	44,367
Trade and other receivables	1,455	113
Investment in equity accounted investees	2,323	2,529
Other investments	1,894	813
Deferred tax assets	9,859	4,168
Other non-current assets	897	946
Total non-current assets	113,776	110,926
Total assets	233,861	225,427

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	15,434	14,553
Short-term borrowings	10,304	12,125
Long-term borrowings, current portion	5,953	4,256
Provisions	4,339	4,166
Current tax liabilities	450	181
Derivative financial instruments	215	68
Bank overdraft	4	-
Other current liabilities	24,477	24,351
Total current liabilities	61,176	59,700
Non-current liabilities
Long-term borrowings, excluding current portion	15,284	22,000
Deferred tax liabilities	348	610
Provisions	50	52
Other non-current liabilities	3,187	2,868
Total non-current liabilities	18,869	25,530
Total liabilities	80,045	85,230
Equity
Share capital	831	830
Treasury shares	(1,009)	(535)
Share premium	8,426	8,211
Share based payment reserve	1,054	990
Capital redemption reserve	173	173
Retained earnings	142,302	128,646
Other components of equity	2,039	1,882
Total equity	153,816	140,197
Total liabilities and equity	233,861	225,427

12	Consolidated interim statements of cash flows

All amounts in Indian Rupees millions

	Half year ended
	30.09.2019	30.09.2018
Particulars	(Unaudited)	(Unaudited)
Cash generated from operating activities:
Profit for the period	17,553	9,599
Adjustments for:
Income tax expense /(benefit)	(1,389)	1,188
Fair value changes and profit on sale of mutual funds	(562)	(221)
Depreciation and amortisation	6,422	5,981
Impairment loss on property, plant and equipment, goodwill and other intangible assets	3,561	127
Allowance for credit loss and doubtful trade and other advances	105	149
(Gain) / loss on sale or de-recognition of property , plant and equipment and other intangible assets, net	39	(540)
Share of profit of equity accounted investees	(280)	(192)
Foreign exchange (Gain) / loss, net	(30)	(2,176)
Interest (income)/expense, net	101	43
Equity settled share-based payment expense	272	164
Dividend income	(5)	-
Changes in operating assets and liabilities:
Trade and other receivables	(2,512)	(2,881)
Inventories	(1,454)	(3,428)
Trade and other payables	910	(1,611)
Other assets and other liabilities, net	872	1,301
Cash generated from operations	23,603	7,503
Income tax paid, net	(3,664)	(1,797)
Net cash generated from operating activities	19,939	5,706

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	(2,137)	(3,668)
Proceeds from sale of property, plant and equipment, and other intangible assets	312	1,233
Expenditure on other intangible assets	(501)	(776)
Purchase of other investments	(69,304)	(36,637)
Proceeds from sale of other investments	65,885	40,119
Dividend received from equity accounted investees	392	-
Interest received	461	266
Net cash generated from/(used in) investing activities	(4,892)	537

Cash flows used in financing activities:
Proceeds from issuance of equity shares (Rounded off to millions)	-	-
Proceeds from /(Repayment of) short-term borrowings, net	(2,012)	(290)
Repayment of long-term borrowings	(7,052)	(42)
Purchase of treasury shares	(474)	(64)
Dividend paid (including corporate dividend tax)	(3,916)	(4,003)
Interest paid	(839)	(746)
Net cash used in financing activities	(14,293)	(5,145)

Net increase/(decrease) in cash and cash equivalents	754	1,098
Effect of exchange rate changes on cash and cash equivalents	26	132
Cash and cash equivalents at the beginning of the period	2,228	2,542
Cash and cash equivalents at the end of the period*	3,008	3,772

*Adjusted for bank-overdraft of Rs. 4 million and Rs. 8 million for the half years ended 30 September 2019 and 30 September 2018, respectively.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 1 November 2019	Co-Chairman & Managing Director